Exhibit 99.1
Sun Life Financial Reports
Record 2007 and Solid Fourth Quarter Results
Annual operating earnings up 10%, earnings per share up 11%
Note to Editors: All figures shown in Canadian dollars unless otherwise noted.
TORONTO (February 14, 2008) — Sun Life Financial Inc.1 (TSX/NYSE: SLF) today announced operating earnings2 of $560 million for the fourth quarter of 2007. Fully diluted operating earnings per share (EPS)3 of $0.98 increased 4% over the fourth quarter of 2006. The strengthening of the Canadian dollar relative to foreign currencies since the fourth quarter of 2006 reduced operating earnings by $41 million or $0.07 per share. Excluding the impact of currency, operating EPS would have increased by 12% over the same period last year. Operating return on equity (ROE) was 14.3% for the quarter.
Operating earnings for the full year 2007 increased by 10% to a record $2.3 billion. Operating EPS for the full year 2007 were $3.98, up 11% over full year 2006 operating EPS of $3.58. Operating ROE was 14.3% for the year, up 50 basis points from operating ROE of 13.8% in 2006. On a constant currency basis, operating EPS were up 13% for the full year 2007.
“Despite a year characterized by economic uncertainty, we enjoyed record financial results, reflecting Sun Life’s strategy in action. Investments in our distribution platform, product development and international reach fueled sales, while brand building, select divestitures and a focused acquisition strengthened Sun Life’s competitive position even further,” said Donald A. Stewart, Chief Executive Officer. “Market volatility and uncertainty will likely characterize the months ahead, although we believe that these economic challenges may also offer opportunities to an organization with a strong risk management culture, intense customer focus and innovative product solutions.”
“Our 2007 EPS growth and ROE are strong despite volatile economic conditions,” said Richard P. McKenney, Chief Financial Officer. “The strength of our balance sheet enables our continued pursuit of our growth objectives.”
Operating earnings, operating EPS and operating ROE for the fourth quarter of 2007 exclude after-tax charges to earnings of $3 million for re-branding expenses in Canada and $2 million for integration costs in Sun Life Financial’s U.S. Employee Benefits Group. Including these charges, EPS and ROE for the quarter were $0.97 and 14.2%, respectively.
Business Highlights
During the fourth quarter of 2007, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.

[1]	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

[2]	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information see “Use of Non-GAAP Financial Measures.”

[3]	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Fourth Quarter 2007/ sunlife.com 1

Fourth Quarter 2007 Earnings
Sun Life Financial Canada (SLF Canada)
•	Individual segregated fund sales in Canada, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 37% to $426 million in the fourth quarter of 2007 over the same period last year.

•	Group Retirement Services (GRS) sales increased by 76% over the fourth quarter of 2006 including contracts with Canadian Tire, Suncor Energy and Tenaris. Full year sales of $3.3 billion increased by 61% over 2006. In addition, GRS retained $725 million of assets from members leaving plans for the full year in 2007, an increase of 33% over full year 2006.

•	GRS ranked number one for the sixth consecutive year in Benefits Canada magazine’s December 2007 annual Defined Contribution (DC) Plan Survey. With a market share of 32%, the annual survey also recognized GRS as the fastest growing DC provider measured in dollars.
Sun Life Financial U.S. (SLF U.S.)
•	The Employee Benefits Group (EBG) continued to successfully integrate the acquisition made in the second quarter of 2007. Full year sales of US$502 million were 30% ahead of full year 2006, while business in-force increased to US$2.1 billion compared to US$1.2 billion at the end of 2006, reflecting the impact of the acquisition.

•	SLF U.S. continued to build upon the success of its Income ON DemandSM product and enhanced distribution capabilities with gross domestic variable annuity sales of US$718 million, an increase of 38% over the fourth quarter of 2006. Full year 2007 gross domestic variable annuity sales of US$2.8 billion exceeded full year 2006 sales by 65%.

•	SLF U.S. established an unsecured long-term financing arrangement to address U.S. statutory reserve requirements for certain universal life policies under Actuarial Guideline 38 (also known as Regulation AXXX).
MFS
•	MFS’s pre-tax operating margin ratio increased to 40% in the fourth quarter of 2007 from 34% in the fourth quarter of 2006. The pre-tax operating margin ratio for the full year 2007 increased to 36% from 29% for the full year in 2006.

•	MFS’s gross sales increased by 16% to US$43 billion for the full year 2007. Assets under management grew by 7% to US$200 billion from US$187 billion one year ago.

•	MFS’s record of strong long-term performance in key asset classes was recognized in the most recent Lipper/Barron’s Fund Family Survey, where MFS ranked 14th of 52 major fund families based on 10-year performance.
Sun Life Financial Asia (SLF Asia)
•	In China, Sun Life Everbright Life Insurance Company (Sun Life Everbright) opened a branch in Shanghai, China’s financial centre, with sales beginning in January 2008. Sun Life Everbright, now operating in 16 cities in China, continued its rapid geographic expansion resulting in a second consecutive year of triple digit sales growth.

•	In India, Birla Sun Life Asset Management Company launched the Birla Sun Life International Equity Fund, one of the most successful new fund offerings in India in 2007, garnering $322 million in new funds. Birla Sun Life Asset Management ranks fifth in terms of mutual fund assets under management in India.
2 Fourth Quarter 2007/ sunlife.com

•	Birla Sun Life Insurance Company (Birla Sun Life) sales grew by 106% for the full year 2007, driven by increased investment in expansion. Assets under management (AUM) increased by 89% in 2007 and now exceed $1.6 billion. Driven by strong sales and superior fund performance Birla Sun Life ranks among the leaders in AUM amongst private life insurers.
Financial Highlights
•	Operating ROE in the fourth quarter of 2007 increased 30 basis points to 14.3% from operating ROE of 14.0% in the fourth quarter of 2006. ROE of 14.2% increased 20 basis points from ROE of 14.0% in the fourth quarter of 2006.
•	Operating EPS of $0.98 for the quarter increased 4.3% compared to operating EPS of $0.94 in the fourth quarter of 2006. EPS of $0.97 for the quarter increased 3.2% compared to EPS of $0.94 in the fourth quarter of 2006.
•	Sun Life Financial declared $193 million in common shareholder dividends during the quarter, representing a payout ratio of 34%. Dividends for the full year 2007 were $752 million, an increase of 13% over 2006.
•	Sun Life Financial repurchased approximately 2.5 million common shares for $129 million during the fourth quarter of 2007, for a total share buyback of $502 million in 2007.
•	On January 30, 2008, Sun Life Financial completed a public offering in Canada of $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023.
•	On February 13, 2008, the Board of Directors approved an increase in the quarterly dividend on common shares to 36 cents per share, up from 34 cents per share paid previously. This represents an increase of 12.5% over the past twelve months.
Earnings and Profitability
The financial results presented in this document are unaudited.

FINANCIAL SUMMARY

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Common Shareholders’ Net Income ($mm)	555	577	590	497	545	2,219	2,089
Operating Earnings ($mm)	560	583	593	558	545	2,294	2,091

Basic EPS ($)	0.98	1.02	1.03	0.87	0.95	3.90	3.62
Fully Diluted EPS ($)	0.97	1.00	1.02	0.86	0.94	3.85	3.58
Fully Diluted Operating EPS ($)	0.98	1.01	1.03	0.96	0.94	3.98	3.58

ROE (%)	14.2	14.7	14.5	12.0	14.0	13.8	13.8
Operating ROE (%)	14.3	14.8	14.6	13.5	14.0	14.3	13.8

Average Common Shares Outstanding (mm)	566.2	567.8	570.1	572.0	572.6	569.0	576.8
Closing Common Shares Outstanding (mm)	564.1	566.4	568.1	571.4	571.8	564.1	571.8
Fourth Quarter 2007/ sunlife.com 3

Fourth Quarter 2007 Earnings
Sun Life Financial reported common shareholders’ net income of $555 million for the quarter ended December 31, 2007, up $10 million from $545 million in the fourth quarter of 2006. The strengthening of the Canadian dollar relative to foreign currencies since the fourth quarter of 2006 reduced quarterly earnings by $41 million. On a constant currency basis, earnings in the fourth quarter of 2007 were up $51 million or 9%. The increase in common shareholders’ net income was primarily due to increased earnings in SLF U.S.’s Individual Life business on reduced new business strain and the recovery of previously recorded new business strain due to the implementation of a financing structure to support statutory reserves for certain universal life policies in the U.S. These gains were partially offset by lower earnings from run-off reinsurance in Corporate Support related to updates in interest rate and equity market assumptions.
ROE for the fourth quarter of 2007 was 14.2% compared with 14.0% for the fourth quarter of 2006. The 20 basis point increase was primarily the result of increased earnings. EPS of $0.97 were 3.2% higher than the $0.94 reported in the prior year.
Operating EPS for the fourth quarter of 2007, were $0.98 for the quarter, up 4.3% over operating EPS of $0.94 in the fourth quarter of 2006. Operating ROE of 14.3% for the quarter was up from operating ROE of 14.0% in the fourth quarter of 2006. Excluding the impact of currency, operating EPS would have been $1.05, an increase of 12% over the fourth quarter of 2006.
Performance by Business Group
The Company currently manages its operations and reports its results in five business segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s 2007 Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”
SLF Canada

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	147	152	177	146	156	622	585
Group Benefits	76	59	69	51	60	255	247
Group Wealth	40	46	34	53	41	173	163

Total	263	257	280	250	257	1,050	995

ROE (%)	15.0	14.7	16.1	14.3	14.3	15.0	14.1
SLF Canada’s earnings increased by $6 million or 2%, compared to the fourth quarter of 2006. SLF Canada benefited from favourable morbidity, partially offset by lower investment gains in Individual Insurance & Investments and Group Wealth.
•	Individual Insurance & Investments earnings for the fourth quarter of 2007 decreased by 6% from the fourth quarter of 2006 due to lower investment gains and re-branding expenses of $3 million. The earnings impact in the fourth quarter of 2007 from the federal tax rate reduction was similar to the positive earnings impact from an Ontario tax change that was recorded in the fourth quarter of 2006.
4 Fourth Quarter 2007/ sunlife.com

•	Group Benefits earnings for the fourth quarter of 2007 increased by 27% over the fourth quarter of 2006 resulting primarily from more favourable mortality and morbidity experience. The fourth quarter of 2006 benefited from the positive reserve impact of cash-flow methodology refinements, which did not recur in the fourth quarter of 2007.
•	Group Wealth earnings for the fourth quarter of 2007 decreased by 2% from the fourth quarter of 2006 as the favourable impact of asset growth on fee income was more than offset by lower investment gains.
Full year earnings increased by $55 million, or 6%, over full year 2006 due to higher Individual Insurance & Investment and Group Wealth earnings from the favourable impact of internal reinsurance transactions on actuarial reserves and favourable morbidity experience in Group Benefits, partially offset by the positive reserve impact from cash-flow methodology refinements in 2006 and re-branding expenses of $10 million in 2007.
SLF U.S.

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Common Shareholders’ Net Income (US$mm)
Annuities	57	99	80	80	61	316	298
Individual Life	84	41	37	5	9	167	50
Employee Benefits Group	24	22	25	(1)	16	70	47

Total (US$mm)	165	162	142	84	86	553	395

Total (C$mm)	157	170	156	98	97	581	448

ROE (%)	15.3	14.7	14.0	9.4	9.7	13.5	11.5
Earnings for SLF U.S. increased C$60 million or 62% compared to the fourth quarter of 2006. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$25 million or 26% in the fourth quarter of 2007 compared to the fourth quarter of 2006, and by C$32 million or 7% for the full year 2007.
In U.S. dollars, earnings were US$165 million, US$79 million or 92% higher than in the fourth quarter of 2006. Earnings increased this quarter primarily as a result of decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, partially offset by net reserve strengthening due to actuarial assumption changes.
•	Annuities earnings decreased by US$4 million or 7% compared to the fourth quarter of 2006 as a result of the unfavourable impact of wider credit spreads and lower earnings on surplus, partially offset by favourable variable annuity hedge experience.
•	Individual Life earnings increased by US$75 million compared to the fourth quarter of 2006 due to decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves including the recovery of prior period new business strain. These positive factors were partially offset by net reserve strengthening due to actuarial assumption changes. The reserve strengthening related primarily to lower lapse and interest rate assumptions partially offset by the favourable impact of a reduction in mortality assumptions.
•	EBG earnings increased by US$8 million, or 50% compared to the fourth quarter of 2006 as a result of growth in the business, including the impact of the acquisition in the second quarter of 2007. Earnings in the fourth quarter of 2007 reflect net integration costs of $2 million related to the acquisition.
Fourth Quarter 2007/ sunlife.com 5

Fourth Quarter 2007 Earnings
Full year 2007 earnings increased by US$158 million, or 40%, over the prior year. Individual Life earnings increased due to decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, partially offset by reserve strengthening as a result of actuarial assumption changes in the fourth quarter. EBG earnings increased due to the growth in the business including the impact of the acquisition made in the second quarter of 2007. Annuity earnings benefited from the positive impact of equity market movements and favourable variable annuity hedge experience, partially offset by the unfavourable impact of wider credit spreads.
MFS

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Common Shareholders’ Net Income (US$mm)	74	65	62	61	62	262	206
Common Shareholders’ Net Income (C$mm)	73	68	68	72	71	281	234
Pre-tax Operating Profit Margin Ratio*	40%	36%	34%	34%	34%	36%	29%
Average Net Assets (US$B)	203	199	200	189	182	198	172
Assets Under Management (US$B)	200	204	202	192	187	200	187
Net Sales/(Redemptions) (US$B)	(3.2)	(0.9)	(0.1)	0.2	1.0	(4.0)	0.2
Market Movement (US$B)	(1.5)	3.3	9.5	4.4	11.0	15.7	24.4
S&P 500 Index (daily average)	1,495	1,489	1,497	1,425	1,389	1,477	1,311
S&P 500 Index (close)	1,468	1,527	1,503	1,421	1,418	1,468	1,418

* Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”
Earnings for MFS increased C$2 million, or 3%, compared to the fourth quarter of 2006. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$12 million in the fourth quarter of 2007 compared to the fourth quarter of 2006 and by C$16 million for the full year 2006.
In U.S. dollars, fourth quarter earnings were US$74 million, or 19%, higher than in the fourth quarter of 2006 primarily due to growth in assets under management and improved margins. Average net assets of US$203 billion in the fourth quarter of 2007 increased 12% compared to the fourth quarter of 2006.
Full year 2007 earnings of US$262 million increased by US$56 million, or 27%, over the full year 2006 primarily due to increased assets under management and improved margins.
Total assets under management at December 31, 2007 were US$200 billion, an increase of US$13 billion over the full year 2006, driven by market appreciation of US$16 billion, the acquisition of six closed-end funds totaling AUM of US$1 billion, partially offset by net outflows of US$4 billion.
6 Fourth Quarter 2007/ sunlife.com

SLF Asia

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Common Shareholders’ Net Income ($mm)	38	30	17	38	33	123	101

ROE (%)	13.6	10.9	6.0	13.5	12.6	11.0	10.2
Fourth quarter 2007 earnings of $38 million were up by $5 million, or 15%, from the fourth quarter of 2006 primarily due to improved earnings in the Philippines from reserve releases as a result of expense management and interest rate movement. These earnings increases were partially offset by lower earnings in Hong Kong, where 2006 results were favourably impacted by improved asset and liability management, and in India and China as a result of increased investment in expansion.
Full year 2007 earnings of $123 million were up by $22 million compared with the same period last year, primarily due to improved earnings in Hong Kong from the effect of strong equity markets and business growth, expense and interest rate reserve releases in the Philippines, and in Indonesia where reserve strengthening negatively impacted 2006 results. These favourable variances were partially offset by lower earnings in India and China from increased investment in business growth.
SLF Asia sales4 for the full year 2007 were up 77% in Canadian dollars over the same period in 2006 driven by strong demand for investment linked products. In local currency, 2007 sales were up 50% in Hong Kong and 39% in Indonesia over 2006, with improved agent productivity. In India, sales grew by 106% over 2006 as the investment in direct sales force expansion continued, reaching 85,000 advisors. In China, Sun Life Everbright opened up offices in five new cities in 2007, including Shanghai, China’s financial centre. Sun Life Everbright sales increased by 108% over 2006.
Corporate
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	23	48	42	100	28	213	171
SLF Reinsurance	25	21	33	18	35	97	93
Corporate Support	(24)	(17)	(6)	(79)	24	(126)	47

Total	24	52	69	39	87	184	311
Earnings in the fourth quarter 2007 decreased by $63 million compared to the fourth quarter of 2006 due to the impact of negative financial market movements and reserve strengthening in run-off reinsurance related to updates in interest rate and equity market assumptions. In SLF Reinsurance, earnings were lower from less favourable mortality compared to the fourth quarter of 2006 and adverse lapse experience.
Full year 2007 earnings of $184 million decreased by $127 million, or 41%, over the same period in 2006 due to the after tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand, the premium paid to redeem US$600 million of 8.526% Partnership Capital Securities and reserve strengthening in run-off reinsurance related to interest rate and equity market assumptions.

[4]	Includes 100% of the sales from the Company’s joint ventures in India and China.
Fourth Quarter 2007/ sunlife.com 7

Fourth Quarter 2007 Earnings
Additional Financial Disclosure
Revenue
Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products. Net investment income earned on general fund assets and fee income received for services provided are also included. Revenue does not include segregated fund deposits, mutual fund deposits or managed fund deposits.
Changes to Canadian investment accounting rules that became effective on January 1, 2007, resulted in increased net investment income volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these assets were largely offset by corresponding changes in the value of actuarial liabilities.

	Quarterly Results					Full Year
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	2007	2006

Revenues ($mm)
SLF Canada	2,610	2,500	1,801	2,374	2,520	9,285	9,333
SLF U.S.	1,637	2,052	1,944	2,197	2,392	7,830	10,465
MFS	390	417	433	447	444	1,687	1,662
SLF Asia	294	286	182	215	297	977	1,022
Corporate	474	444	140	351	484	1,409	1,805

Total	5,405	5,699	4,500	5,584	6,137	21,188	24,287
Revenues of $5.4 billion earned in the fourth quarter of 2007 decreased by $732 million from the same period in 2006 due to lower annuity premiums of $363 million and lower net investment income of $340 million. Excluding the impact of currency from the appreciated Canadian dollar relative to other foreign currencies, revenues were $5.8 billion in the fourth quarter of 2007 as compared to the $6.1 billion in the fourth quarter of 2006.
Premium revenues of $3.1 billion in the fourth quarter of 2007 were $374 million less than the same quarter in 2006 with a reduction of $248 million from currency fluctuations. Life insurance premiums decreased by $181 million from the fourth quarter of 2006 as the stronger Canadian dollar caused the unfavourable currency impact of $122 million. The remainder was primarily attributable to lower SLF U.S. core universal life premiums on lower sales. These decreases were significantly offset by the $170 million growth in health insurance premiums over the fourth quarter of 2006. SLF U.S. Employee Benefits Group contributed $133 million of the overall increase in health insurance premiums, reflecting the favourable impact of the EBG acquisition in the second quarter of 2007.
Fourth quarter 2007 premium revenue also included annuity premiums of $733 million, which were lower by $363 million than during the same period in 2006, including the unfavourable currency impact of $74 million. SLF Canada’s annuity premiums decreased by $107 million from the fourth quarter of 2006, with about half of the amount related to a drop in guaranteed fund contributions. Annuity premiums in SLF U.S. declined by $241 million for the fourth quarter 2007 compared to the similar period in 2006, mainly attributable to lower fixed and fixed index annuity premiums.
Net investment income of $1.5 billion in the fourth quarter of 2007 declined by $340 million compared to the fourth quarter of 2006 due to the impact of changes in Canadian investment accounting rules that became effective on January 1, 2007 and a $69 million reduction from the impact of a strengthened Canadian dollar.
8 Fourth Quarter 2007/ sunlife.com

Fee income of $760 million in the fourth quarter of 2007 fell by $18 million from the same period in 2006. The increase in asset management fees earned on higher average net asset levels was diminished by the $96 million unfavourable currency effect of changes in foreign exchange rates.
Actuarial liabilities decreased by $379 million in the fourth quarter of 2007 compared to an increase of $492 million in the fourth quarter of 2006. The fluctuation of $871 million mostly related to the impact of changes in Canadian investment accounting rules previously mentioned and lower fourth quarter 2007 premiums than for the comparable period in 2006.
Revenues of $21.2 billion for the year ended December 31, 2007, decreased by $3.1 billion compared to 2006 primarily due to lower annuity premiums and lower net investment income. Excluding the impact of currency from the appreciation of the Canadian dollar relative to other foreign currencies, revenues were $21.8 billion in 2007 as compared to the $24.3 billion in 2006.
Annuity premiums of $3.5 billion for the year ended December 31, 2007 declined by $1.9 billion from 2006 as SLF U.S. issued US$1.8 billion in medium-term notes in the second and third quarters of 2006, which were not repeated in 2007. Net investment income for the year ended December 31, 2007, dropped by $1.8 billion from 2006 due to a decrease in the value of held-for-trading assets, with a corresponding decrease in actuarial liabilities. Higher health insurance premiums of $523 million over 2006, which included the favourable impact of the EBG acquisition that occurred in the second quarter of 2007 and business growth in SLF Canada Group Benefits somewhat diminished these decreases.
Assets Under Management (AUM)
AUM were $425.3 billion as at December 31, 2007 compared to $426.7 billion as at September 30, 2007, and $441.4 billion as at December 31, 2006. The decrease of $1.4 billion between September 30, 2007 and December 31, 2007 resulted primarily from:
(i)	unfavourable market movements of $1.9 billion, and

(ii)	net redemptions of mutual, managed and segregated funds of $1.6 billion; partially offset by

(iii)	an increase of $1.2 billion from changes in currency exchange rates relative to the prior period.
AUM decreased $16.1 billion between December 31, 2006 and December 31, 2007. The decrease primarily reflected:
(i)	a decrease of $48.0 billion from currency fluctuations; partly moderated by

(ii)	market performance that generated $21.6 billion in additional value;

(iii)	net sales of mutual, managed and segregated funds of $3.3 billion;

(iv)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules; and

(v)	an increase of $1.1 billion in mutual funds during June 2007 due to the acquisition of six closed-end funds in MFS.
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $114.3 billion as at December 31, 2007, compared to $117.8 billion as at December 31, 2006. The strengthening of the Canadian dollar against other foreign currencies caused an unfavourable currency effect of $9.4 billion. This decline was partly offset by an increase of $4.2 billion in general fund assets on January 1, 2007 that arose from the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S., including the EBG acquisition at the end of May 2007 also contributed to the growth of general fund assets during 2007.
Actuarial and other policy liabilities of $79.8 billion as at December 31, 2007 decreased by $1.2 billion compared to December 31, 2006. The reduction of $6.5 billion from currency fluctuations were offset by the $7.2 billion increase on January 1, 2007 related to the change in value of held-for-trading assets, the reversal of deferred net realized gains and other fair value adjustments resulting from changes to Canadian investment accounting rules.
Fourth Quarter 2007/ sunlife.com 9

Fourth Quarter 2007 Earnings
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, increased by $30 million from $17.1 billion as at December 31, 2006. Shareholders’ net income, before preferred share dividends of $69 million, contributed $2.3 billion to additional equity and the issuance of Class A Non-cumulative Preferred Shares, Series 5 added $245 million, net of expenses. The adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $545 million and were partially offset by $290 million in other comprehensive income due to loss recognition on available-for-sale assets. Dividend payments on common shares of $752 million and $446 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished the increases. Currency fluctuations further reduced shareholders’ equity by $1.5 billion.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, increased from $16.9 billion as at September 30, 2007 to $17.1 billion as at December 31, 2007. Shareholders’ net income, before preferred share dividends of $17 million, generated $572 million of additional equity. Dividend payments on common shares of $193 million and $122 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) diminished shareholders’ equity. The impact of changes to Canadian investment accounting rules from January 1, 2007 also reduced shareholders’ equity during the fourth quarter by $32 million due to losses on available-for-sale assets in other comprehensive income. Currency fluctuations further decreased shareholders’ equity by $15 million.
Quarterly Financial Results
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.

QUARTERLY FINANCIAL SUMMARY
Unaudited

	Quarterly Results
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06

Common Shareholders’ Net Income ($mm)	555	577	590	497	545	541	512	491
Operating Earnings($mm)	560	583	593	558	545	541	512	493

Basic EPS ($)	0.98	1.02	1.03	0.87	0.95	0.94	0.88	0.84
Fully Diluted EPS ($)	0.97	1.00	1.02	0.86	0.94	0.93	0.88	0.84
Fully Diluted Operating EPS ($)	0.98	1.01	1.03	0.96	0.94	0.93	0.88	0.84

Total Revenue ($mm)	5,405	5,699	4,500	5,584	6,137	6,604	6,231	5,315

Total AUM ($B)	425	427	440	451	442	405	391	407
Enterprise Risk Management
Sun Life Financial deploys an enterprise risk management framework to assist in identifying, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, market risk, interest rate risk, credit risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov. Interest rate and equity
10 Fourth Quarter 2007/ sunlife.com

market sensitivities are disclosed in the annual MD&A, but evolve as market levels change, new business is added or as management actions are taken.
Regulatory and Legal Matters
Information concerning regulatory and legal matters is provided in SLF Inc.’s annual and interim consolidated financial statements, MD&A and AIF.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company’s business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Embedded value and value of new business are used to measure overall profitability. Embedded value and value of new business are based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.

RECONCILIATION OF OPERATING EARNINGS
Unaudited — in millions of Canadian dollars

	Quarterly Results
	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06

Reported Earnings (GAAP-based)	555	577	590	497	545	541	512	491
After-tax gain (loss) on special items
Clarica brand write-off	—	—	—	(43)	—	—	—	—
Re-branding expenses in Canada	(3)	(5)	(2)	—	—	—	—	—
EBG integration costs	(2)	(1)	(1)	—	—	—	—	—
Hong Kong Integration Costs	—	—	—	—	—	—	—	(2)
Premium to redeem Partnership Capital Securities	—	—	—	(18)	—	—	—	—

Total special items	(5)	(6)	(3)	(61)	—	—	—	(2)

Operating Earnings	560	583	593	558	545	541	512	493

Fourth Quarter 2007/ sunlife.com 11

Fourth Quarter 2007 Earnings
Forward-Looking Statements
Certain statements in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; the cost, effectiveness and availability of risk mitigating hedging programs; the credit worthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policy holder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modeling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Analysts’ Conference Call
The Company’s fourth quarter 2007 financial results will be reviewed at a conference call today at 11 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and click the Q4 Results link from the homepage 10 minutes prior to the start of the presentation to access the webcast, along with related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2007, the Sun Life Financial group of companies had total assets under management of $425 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

12 Fourth Quarter 2007/ sunlife.com

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Paul Petrelli
Senior Manager	Vice-President, Investor Relations
External Communications & Corporate Affairs	Tel: 416-204-8163
Tel: 519-888-3160	investor.relations@sunlife.com
susan.jantzi@sunlife.com
Fourth Quarter 2007/ sunlife.com 13